THE COVENTRY GROUP
John O’Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:       The Coventry Group: File Nos. 33-44964 and 811-06526
Dear Mr. O’Connor:
The Coventry Group (the “Registrant”) and Foreside Distribution Services, L.P., the Registrant’s distributor, hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 133 to its Registration Statement on Form N-1A to October 24, 2008, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on November 3, 2008.
     The Registrant acknowledges that:
1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
Please direct comment to the undersigned at 614-428-3873.
Sincerely,

/s/ John Danko	/s/ Mark Redman

John Danko President	Foreside Distribution Services, L.P. President